Exhibit 99.1

Press Release

GasLog Partners LP Announces Availability of its Annual Report on Form 20-F for the Year Ended December 31, 2024

Majuro, Marshall Islands, March 14, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investors” section under “SEC Filings”.

Unitholders may also request a hard copy of the Annual Report, which includes the Partnership’s complete 2024 audited financial statements, free of charge by contacting:

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of ten wholly-owned LNG carriers as well as four vessels on bareboat charters, with an average carrying capacity of approximately 159,000cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP-PA, GLOP-PB, GLOP-PC) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

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